Mail Stop 3561

March 18, 2009

Qinan Ji
Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

> **Re:** **China Natural Gas, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 21, 2009**
> **File No. 000-31539**

Dear Mr. Ji:

We have reviewed your letter dated March 16, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reviewed your response to comment one in our letter dated March 11, 2009 and we reissue this comment. As of March 18, 2009, your website continued to disclose that "The Company's required public filings are current and in good standing with the SEC." See http://www.naturalgaschina.com/companyProfile/c1.html. In addition, your website states in answer to question 4 on the Investor Relations FAQs page of your website that "[T]he company is in good standing with all SEC filings." See http://www.naturalgaschina.com/inverstorRelations/faq.html.

Stock Ownership, page 10

2. We compared the table under this heading to the table under the heading "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder" in your 10-K filed on March 16, 2009 and note that the table in your 10-K includes (1) an additional beneficial owner, Abax Lotus Ltd., and (2) reflects a different share amount, percentage and footnote for Heartland Value Fund than is reflected in your preliminary information statement. Please revise or advise.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

         Sincerely,

         H. Christopher Owings
         Assistant Director

cc: Jiannan Zhang, Ph.D.
   Cadwalader, Wickersham & Taft LLP
   Facsimile: +86 (10) 6599-7300